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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                 Genta Incorporated
                                  (Name of Issuer)

                      Common Stock, par value $.001 per share
                           (Title of Class of Securities)

                                    372 45M 20 7
                                   (CUSIP Number)

                                   Mark Bercuvitz
                                 1310 Greene Avenue
                                     Suite 660
                             Westmount, Quebec, H3Z2B2
                                       Canada
                                   (514) 931-8127
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   June 30, 1997
                           (Date of Event Which Requires
                             Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           (Continued on following page(s))

                                  Page 1 of 5 Pages


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CUSIP No. 372 45M 20 713D                      Page 2 of 5 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Mark Bercuvitz
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX                                           (a) [ ]
     IF A MEMBER OF A GROUP                                              (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                                        PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 Canada
--------------------------------------------------------------------------------
NUMBER OF       7  SOLE VOTING POWER                                     388,361
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8  SHARED VOTING POWER                                         0
OWNED BY        ----------------------------------------------------------------
EACH            9  SOLE DISPOSITIVE POWER                                388,361
REPORTING       ----------------------------------------------------------------
PERSON WITH    10  SHARED DISPOSITIVE POWER                                    0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                             388,361
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                          [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    8.0%**
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON                                                 IN
--------------------------------------------------------------------------------













----------------
** The outstanding shares of Series D Preferred Stock of the Issuer are entitled to vote together with the holders of Common Stock on all matters submitted to a vote of stockholders of the Issuer. As of July 31, 1997, Mr. Bercuvitz may be deemed to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 1.6% of the aggregate voting power of the Common Stock and Series D Preferred Stock Outstanding.


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CUSIP No. 372 45M 20 7                   13D                   Page 3 of 5 Pages

ITEM 1.   SECURITY AND ISSUER

          This Statement on Schedule 13D ("Schedule 13D") relates to common stock (the "Common Stock") of Genta Incorporated (the "Issuer"). Each unit (the "Unit") consists of 1,000 shares of Series D Convertible Preferred Stock and Warrants to purchase 5,000 shares of Common Stock. Each share of Series D Convertible Preferred Stock is currently convertible into approximately 105.9603 shares of Common Stock. The issuer's principal executive office is located at 3550 General Atomics Court, Building 9, 2nd Floor, San Diego, California 92121.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed by Mark Bercuvitz, President to Atrix-Ventana Management LTD., with offices at 1310 Greene Avenue, Suite 660, Westmount, Quebec, Canada, H3Z2B2.

          During the past five years, Mr. Bercuvitz has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Mr. Bercuvitz is a citizen of Canada.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As of the date hereof, Mr. Bercuvitz is deemed to beneficially own 3.5 Units of the Issuer. The 3.5 Units were purchased in a private placement transaction at an aggregate cost of $350,000 on June 30, 1997 with Mr. Bercuvitz's personal funds. In no case were any funds borrowed.


ITEM 4.   PURPOSE OF TRANSACTION

          The Units beneficially owned by Mr. Bercuvitz were acquired for, and are being held for, investment purposes. Mr. Bercuvitz may acquire additional Units, or dispose of some or all of the Units or convert all or some of the securities underlying the Units from time to time, or may continue to hold those Units.

          Mr. Bercuvitz has no present plan or proposal which relates to, or would result in, any of the actions specified in clauses (a) through (j) of item 4 of the instructions to Schedule 13D.


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CUSIP No. 372 45M 20 7                   13D                   Page 4 of 5 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          As of the date hereof, Mr. Bercuvitz is deemed to be the beneficial owner of 3.5 Units of the Issuer. Each Unit consists of 1,000 shares of Series D Convertible Preferred Stock and Warrants to purchase 5,000 shares of Common Stock. See, Amended Certificate of Designation of Series D Convertible Preferred Stock of Genta Incorporated and Warrant Agreement attached hereto as Exhibits A and B, respectively,and incorporated herein by reference. The Series D Convertible Preferred Stock is convertible into the number of fully paid and nonassessable shares of Common Stock of the Issuer determined by dividing the Conversion Price into $100. The Conversion Price was initially set on June 30, 1997 at $.94375 and is subject to adjustment and reset if, on June 29, 1998, the Market Price of the Common Stock of the Issuer is less than 140% of the Conversion Price. Market Price is determined as the average closing bid price of the Common Stock of the Issuer for the 20 consecutive days ending on June 29, 1998. The Conversion Price is also subject to adjustment upon the occurrence of certain events. At any time on or after June 29, 1998, the Issuer may cause the Series D Convertible Preferred Stock (unless previously converted at the option of Mr. Bercuvitz) to be converted in whole or in part, on a PRO RATA basis into Common Stock at the Conversion Price in effect at that time, if the closing bid price per share for the Common Stock exceeds 300% of the Conversion Price for at least 20 trading days in any 30 consecutive trading day period ending three days prior to the date of notice of conversion. The Class D Warrants are exercisable until June 29, 2002, at $.94375 per share of Common Stock of the Issuer, subject to adjustment upon the occurrence of certain events. The Class D Warrants may be redeemed by the Issuer on or after June 30, 1998 under certain conditions. Assuming conversion of the Series D Convertible Preferred Stock and exercise of the Warrants, Mr. Bercuvitz is deemed to be the beneficial owner of 388,361 shares of Common Stock. Based on the most recent information provided by the Issuer's counsel, as of July 31, 1997, there are believed to be 4,451,018 shares of the Issuer's Common Stock outstanding. Therefore, Mr. Bercuvitz is deemed to
beneficially own 8% of the Issuer's outstanding shares of Common Stock.   Mr.
Bercuvitz's beneficial ownership of the Common Stock of the Issuer determined on a fully diluted basis, however, is significantly less than 5%.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Mr. Bercuvitz has no contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A Amended Certificate of Designation of Series D Convertible Preferred
          Stock

EXHIBIT B Warrant Agreement


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CUSIP No. 372 45M 20 7                   13D                  Page 5 of 5 Pages


                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.





Date:  February 10, 1998           MARK BERCUVITZ


                                   By:       /S/ MARK BERCUVITZ
                                      -----------------------------------